1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 15, 2005

For the month of February 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 3/16/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on March 7, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.2	Announcement on March 8, 2005: February Sales

99.3	Announcement on March 9, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.4	Announcement on March 10, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.5	Announcement on March 11, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.6	Announcement on March 15, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/01/18~2005/03/07

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 2,151,000 shares; average unit price: $197.16 NTD; total amount: $424,083,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 397,162,032 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 71,645,520 shares; amount: 896,683,670 NTD; percentage of holdings: 9.31%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.39%; ratio of shareholder’s equity: 32.24%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.2

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United Microelectronics Corporation

March 8, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2004

1) Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
February	Invoice amount	5,805,896	8,071,113	- 2,265,217	-28.07%
2005	Invoice amount	13,209,718	16,421,143	- 3,211,425	-19.56%
February	Net sales	6,139,471	8,028,310	- 1,888,839	-23.53%
2005	Net sales	13,277,388	16,318,935	- 3,041,547	-18.64%

2) Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	1,029,600	636,200	35,583,964
UMC’s subsidiaries	21,548	21,969	565,680

3) Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	71,167,928
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ thousand

Underlying assets / liabilities	2,049,792
Financial instruments	Futures, Interest rate swap
Mark to market value	961,000

b Trading purpose : None

Exhibit 99.3

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/03/08~2005/03/09

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,598,000 shares; average unit price: $230.10 NTD; total amount: $367,707,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 347,707,138 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 70,047,520 shares; amount: 876,683,808 NTD; percentage of holdings: 9.10%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.37%; ratio of shareholder’s equity: 32.22%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.4

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To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation securities

2.	Trading date: 2005/01/27~2005/03/10

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 2,345,000 shares; average unit price: $128.56 NTD; total amount: $301,476,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 249,322,116 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 65,811,596 shares; amount: 1,463,694,295 NTD; percentage of holdings: 16.55%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.37%; ratio of shareholder’s equity: 32.21%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.5

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/03/10~2005/03/11

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,598,000 shares; average unit price: $231.69 NTD; total amount: $370,235,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 350,235,138 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 68,449,520 shares; amount: 856,683,946 NTD; percentage of holdings: 8.90%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.36%; ratio of shareholder’s equity: 32.20%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.6

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United Microelectronics Corporation

For the month of February, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of February, 2005

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of January 31, 2004	Number of shares held as of February 28, 2005	Changes
Director	Hong-Jen Wu	34,443,501	34,323,501	(120,000)
Supervisor	Tzyy-Jang Tseng	18,078,959	17,970,959	(108,000)
Vice President	Ing-Ji Wu	11,483,338	11,453,338	(30,000)
Vice President	Henry Liu	10,434,148	10,304,148	(130,000)
Vice President	Nick Nee	4,290,306	4,280,306	(10,000)
Vice President	Tai-Sheng Feng	1,124,866	1,094,866	(30,000)

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of January 31, 2004	Number of shares pledge as of February 28,2005	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	February	2005
Semiconductor Manufacturing Equipment	298,918	789,221
Fixed assets	19,757	57,475

4)	The disposition of assets (NT$ Thousand)

Description of assets	February	2005
Semiconductor Manufacturing Equipment	1,685	45,497
Fixed assets	0	0

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